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                                                                      EXHIBIT 17

                      [Letterhead of The ASK Group, Inc.]

                                                                    May 25, 1994

Dear Stockholder:

     As you may be aware, on May 18, 1994, ASK entered into a merger agreement with Computer Associates International, Inc. ("CA") and its wholly owned subsidiary, Speedbird Merge, Inc. ("Speedbird"), pursuant to which CA agreed to commence as promptly as practicable a tender offer for ASK common stock for a cash price of $13.25 per share. The agreement provides that, following completion of the offer, CA will cause Speedbird to merge into ASK and any ASK shares that are not acquired through the tender offer will be converted in the merger into the right to receive the same consideration as is paid in the tender offer.

     YOUR BOARD HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. THE BOARD RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9, including the opinion of Bear, Stearns & Co. Inc., ASK's financial advisor, that the consideration to be received pursuant to the merger agreement is fair to ASK's stockholders from a financial point of view. We urge you to read the enclosed
Schedule 14D-9 and the related CA tender offer materials carefully.

     On behalf of ASK's Board of Directors, I thank you for the support you have given to the Company over the years.

                                          Sincerely,

                                          Paul C. Ely, Jr.
                                          Chairman